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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ---------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             ROSS TECHNOLOGY, INC.
                              (Name of the Issuer)

                             ROSS TECHNOLOGY, INC.
                                FUJITSU LIMITED
                BRIDGEPOINT TECHNICAL MANUFACTURING CORPORATION
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   778304105
                     (CUSIP Number of Class of Securities)

                             ---------------------

   FRANCIS S. (KIT) WEBSTER III              YOSHIRO YOSHIOKA                      JOE D. JONES
     CHIEF FINANCIAL OFFICER                 FUJITSU LIMITED                        PRESIDENT
      ROSS TECHNOLOGY, INC.              1-1 KAMIKODANAKA 4-CHOME             BRIDGEPOINT TECHNICAL
  TWO CIELO CENTER, THIRD FLOOR                NAKAHARU-KU                        MANUFACTURING
  1250 CAPITAL OF TEXAS HIGHWAY,       KAWASAKI-SHI KANAGAWA 211-88                CORPORATION
    SOUTH AUSTIN, TEXAS 78746                     JAPAN                    4007 COMMERCIAL CENTER DRIVE
          (512) 329-2499                    011-81-44-754-3019                 AUSTIN, TEXAS 78744
                                                                                  (512) 434-4726

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

      ANDREW W. GROSS, ESQ.               DAVID C. WILSON, ESQ.                 KYLE K. FOX, ESQ.
       IRELL & MANELLA LLP               MORRISON & FOERSTER LLP              VINSON & ELKINS L.L.P.
 1800 AVENUE OF THE STARS, SUITE            755 PAGE MILL ROAD                 ONE AMERICAN CENTER,
               900                     PALO ALTO, CALIFORNIA 94304       600 CONGRESS AVENUE, SUITE 2700
  LOS ANGELES, CALIFORNIA 90067               (650) 813-5600                   AUSTIN, TEXAS 78701
          (310) 277-1010                                                          (512) 495-8451

                           CALCULATION OF FILING FEE

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               TRANSACTION VALUATION                                  AMOUNT OF FILING FEE
----------------------------------------------------------------------------------------------------------
                    $15,760,000*                                            $3,152**
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

 * For purposes of fee calculation only. The total transaction value is based on the aggregate proceeds to the Company of $15,760,000 from the sales of assets described herein.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the assets to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $1,132        Filing Party:  ROSS Technology, Inc.
Form or Registration No.:  Schedule 14C  Date Filed:    July 28, 1998

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

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by ROSS Technology, Inc., a Delaware corporation (the "Company"), Fujitsu Limited, a Japanese corporation ("Fujitsu"), and BridgePoint Technical Manufacturing Corporation, a newly formed Texas corporation (the "Buyer"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Act"), and Rule 13e-3 ("Rule 13e-3") thereunder in connection with
(i) the sale of assets (the "Sale of Assets") related to the Company's manufacturing, sale, distribution and customer service (but not the design) business for the 32-bit hyperSPARC(TM) families of microprocessors and hyperSTATION(TM) and SPARCplug(TM) families of 32-bit systems and products (the "Business") to Buyer, in which Joe D. Jones (currently Vice President of Operations of the Company) is Chief Executive Officer, President and currently sole stockholder, pursuant to an Asset Purchase Agreement dated as of July 23, 1998, between the Company and Buyer (the "Asset Purchase Agreement"), a copy of which is filed as Annex A to the Information Statement on Schedule 14C filed by the Company with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Information Statement"); (ii) the sale by the Company to Fujitsu of certain intellectual property, as more fully described in the Information Statement, pursuant to an Asset Purchase and License Agreement, dated as of July 10, 1998, between the Company and Fujitsu (the "IP Sale"); and (iii) the sale by the Company of all of the issued and outstanding capital stock of the Company's Design Center in Israel, ROSS Semiconductors (Israel) Ltd. ("RIL"), pursuant to the Share Acquisition Agreement, dated as of August 6, 1998, between the Company and Fujitsu (the "Sale of RIL" and, together with the Sale of Assets and the IP Sale, the "Transactions.")

     This Schedule 13E-3 is being filed at the request of the SEC. The SEC's staff has taken the position that Mr. Jones is an affiliate of the Company (as that term is defined in Rule 13e-3(a)(1)) and that the Transactions are part of a series of transactions requiring the filing of a Schedule 13E-3. The filing of this Schedule 13E-3 by the Company should not be construed as an admission by the Company, Fujitsu or the Buyer that Mr. Jones is an affiliate of the Company for the purpose of Rule 13e-3, that the Transactions are part of a series of transactions, or that the Transactions are subject to Rule 13e-3.

     The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, information concerning the background of the Transactions, the deliberations, approvals and recommendations of the Ad Hoc Committee (as such term is defined in the Information Statement) and of the Board of Directors of the Company in connection with the Transactions, the appraisal report of Houlihan Lokey (as such term is defined in the Information Statement), and the Company's capital structure and historical financial information, was supplied by the Company. Fujitsu and Buyer take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning Fujitsu or the Buyer was supplied by Fujitsu and the Buyer, respectively. The Company takes no responsibility for the accuracy of such information and Fujitsu and the Buyer each take no responsibility for the accuracy of the information provided by the other.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Information Statement of the information required to be included in this Schedule 13E-3. The information set forth in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Information Statement and the Schedules and Annexes thereto.

                             CROSS REFERENCE SHEET

ITEM IN                   WHERE LOCATED
SCHEDULE 13E-3            IN SCHEDULE 14C
--------------            ---------------
Item 1(a)...............  Cover Page

Item 1(b-e).............  Cover Page; Market Price Data

Item 1(f)...............  Special Factors -- Transactions with Fujitsu; -- Credit
                          Guarantees and the Recapitalization

Item 2(a-d, g)..........  Business; Certain Additional Information Concerning the
                          Company; Certain Information Concerning Fujitsu; Certain
                          Information Concerning Buyer; Miscellaneous; Schedules I, II
                          and III

Item 2(e-f).............  *

Item 3(a)(1)............  Special Factors -- Transactions with Fujitsu -- Supply of
                          Wafer Products; -- Purchase of OEM Products; -- The
                          Colorado-4 Development Agreement and License; -- The Viper
                          Development Agreement and License; -- Termination Agreement;
                          -- Credit Guarantees and the Recapitalization; -- Background
                          of the Asset Purchase Agreement--Agreements between the
                          Buyer and Fujitsu

Item 3(a)(2)............  Special Factors -- Transactions with Fujitsu -- Credit
                          Guarantees and the Recapitalization; -- The IP Sale; -- The
                          Sale of RIL; -- Background of the Asset Purchase Agreement

Item 3(b)...............  Special Factors -- Attempted Sale of the Company or its
                          Various Assets Other Than to Fujitsu or Buyer -- Attempted
                          Sale to Sun; -- Attempted Sale of the Viper Design Team and
                          64-bit Intellectual Property; -- Attempted Sale of 32-bit
                          Intellectual Property; -- Transaction with Fujitsu -- The
                          Sale of RIL; --Background of the Asset Purchase
                          Agreement -- Agreements between the Buyer and Fujitsu

Item 4(a)...............  Introduction; Summary; Special Factors -- Transactions with
                          Fujitsu -- The IP Sale; -- the Sale of RIL; The Sale of
                          Assets

Item 4(b)...............  **

Item 5..................  Special Factors -- General Background; -- Special Matters
                          Relating to the IP Sale and the Sale of RIL -- Plans for the
                          Company After the IP Sale and the Sale of RIL; The Sale of
                          Assets -- Plans for the Company After the Sale of Assets;
                          -- Use of Proceeds; Liquidation and Dissolution; The Plan of
                          Complete Liquidation and Dissolution

Item 6(a)...............  Special Factors -- Transactions with Fujitsu -- The IP Sale;
                          -- The Sale of RIL; -- Background of the Asset Purchase
                          Agreement; -- Buyer's Funding of the Sale of Assets

Item 6(b)...............  Fees and Expenses

Item 6(c)...............  Special Factors -- Background of the Asset Purchase
                          Agreement -- Buyer's Funding of the Sale of Assets

Item 6(d)...............  **

ITEM IN                   WHERE LOCATED
SCHEDULE 13E-3            IN SCHEDULE 14C
--------------            ---------------
Item 7(a-c).............  Introduction; Summary; Special Factors -- General
                          Background -- Attempted Sale of the Company or its Various
                          Assets Other Than to Fujitsu or Buyer; -- Special Matters
                          Relating to the IP Sale and the Sale of RIL -- Approval of
                          the Board of Directors; Recommendation of the Executive
                          Committee and Ad Hoc Committee; Fairness of the IP Sale and
                          the Sale of RIL; -- Purpose of the IP Sale and the Sale of
                          RIL; The Sale of Assets -- Approval of the Board of
                          Directors and Reasons for the Sale of Assets; Recommendation
                          of the Ad Hoc Committee; Fairness of the Sale of
                          Assets; -- Purpose of the Asset Purchase Agreement and the
                          Sale of Assets; Reasons for the Sale Assets; The Plan of
                          Complete Liquidation and Dissolution

Item 7(d)...............  Introduction; Summary -- The Plan; Special
                          Factors -- General Background; -- Special Matters Relating
                          to the IP Sale and the Sale of RIL -- Plans for the Company
                          After the IP Sale and the Sale of RIL; -- Background of the
                          Asset Purchase Agreement -- Agreements between the Buyer and
                          Fujitsu; The Sale of Assets -- Purpose of the Asset Purchase
                          Agreement and the Sale of Assets; Reasons for the Sale of
                          Assets; -- Plans for the Company After the Sale of
                          Assets; -- Use of Proceeds; Liquidation and Dissolution; The
                          Plan of Complete Liquidation and Dissolution; Certain
                          Federal Income Tax Consequences

Item 8(a-b).............  Special Factors -- General Background; -- Transactions with
                          Fujitsu -- The IP Sale;  -- The Sale of RIL; -- Special
                          Matters Relating to the IP Sale and the Sale of
                          RIL -- Approval of the Board of Directors; Recommendation of
                          the Executive Committee and Ad Hoc Committee; Fairness of
                          the IP Sale and the Sale of RIL; -- Position of Fujitsu
                          Regarding the Fairness of the IP Sale and the Sale of RIL;
                          -- The KPMG Japan Valuation Analysis; -- Background of the
                          Asset Purchase Agreement -- The Asset Purchase
                          Agreement; -- Absence of Fairness Opinions; The Sale of
                          Assets -- Approval of the Board of Directors and Reasons for
                          the Sale of Assets; Recommendation of the Ad Hoc Committee;
                          Fairness of the Sale of Assets; -- Position of the Buyer
                          Regarding the Fairness of the Sale of Assets; -- Appraisal
                          Report of Houlihan Lokey

Item 8(c-d).............  Summary -- The Stockholder Consent to the Sale of Assets and
                          the Plan; Special Factors -- Special Matters Relating to the
                          IP Sale and the Sale of RIL; -- Approval of the Board of
                          Directors; Recommendation of the Executive Committee and Ad
                          Hoc Committee; Fairness of the IP Sale and the Sale of RIL;
                          The Sale of Assets -- Approval of the Board of Directors and
                          Reasons for the Sale of Assets; Recommendation of the Ad Hoc
                          Committee; Fairness of the Sale of Assets

Item 8(e)...............  Special Factors -- Transactions with Fujitsu -- The IP
                          Sale; -- The Sale of RIL; -- Special Matters Relating to the
                          IP Sale and the Sale of RIL; -- Approval of the Board of
                          Directors; Recommendation of the Executive Committee and Ad
                          Hoc Committee; Fairness of the IP Sale and the Sale of
                          RIL; -- Potential Conflicts of Interest; The Sale of
                          Assets -- Approval of the Board of Directors and Reasons for
                          the Sale of Assets; Recommendation of the Ad Hoc Committee;
                          Fairness of the Sale of Assets

Item 8(f)...............  Special Factors -- Attempted Sale of the Company or its
                          Various Assets Other Than to Fujitsu or Buyer -- Attempted
                          Sale of RIL; -- Transactions with Fujitsu -- The Sale of RIL

Item 9(a)...............  Special Factors -- Special Matters Relating to the IP Sale
                          and the Sale of RIL; -- The KPMG Japan Valuation
                          Analysis; -- Absence of Fairness Opinions; The Sale of
                          Assets -- Appraisal Report of Houlihan Lokey

ITEM IN                   WHERE LOCATED
SCHEDULE 13E-3            IN SCHEDULE 14C
--------------            ---------------
Item 9(b-c).............  Special Factors -- Special Matters Relating to the IP Sale
                          and the Sale of RIL -- The KPMG Japan Valuation Analysis;
                          The Sale of Assets -- Appraisal Report of Houlihan Lokey

Item 10(a)..............  Security Ownership of Certain Beneficial Owners and
                          Management; Schedule II; Schedule III

Item 10(b)..............  Certain Additional Information Concerning the Company;
                          Certain Information Concerning Fujitsu; Certain Information
                          Concerning Buyer; Schedule II; Schedule III

Item 11.................  **

Item 12(a-b)............  Special Factors -- Transactions with Fujitsu -- The IP
                          Sale; -- The Sale of RIL; -- Special Matters Relating to the
                          IP Sale and the Sale of RIL -- Approval of the Board of
                          Directors; Recommendation of the Executive Committee and Ad
                          Hoc Committee; Fairness of the IP Sale and the Sale of
                          RIL; -- Background of the Asset Purchase Agreement -- The
                          Asset Purchase Agreement; The Sale of Assets -- Approval of
                          the Board of Directors and Reasons for the Sale of Assets;
                          Recommendation of the Ad Hoc Committee; Fairness of the Sale
                          of Assets

Item 13(a)..............  Absence of Appraisal Rights

Item 13(b-c)............  **

Item 14(a)(1)...........  Audited Financial Statements -- Consolidated Balance Sheets
                          as of March 30, 1998 and March 31, 1997; -- Consolidated
                          Statements of Operations for the years ended March 30, 1998,
                          March 31, 1997 and April 1, 1996; Notes to Consolidated
                          Financial Statements

Item 14(a)(2)...........  Unaudited Condensed Financial Statements -- Condensed
                          Consolidated Balance Sheets as of September 28, 1998 and
                          March 30, 1998; Condensed Consolidated Statements of
                          Operations for the three and six months ended September 28,
                          1998 and September 29, 1997; Condensed Consolidated
                          Statements of Cash Flows for the three and six months ended
                          September 28, 1998 and September 29, 1997; Notes to
                          Condensed Consolidated Financial Statements

Item 14(a)(3)...........  Selected Consolidated Financial Data

Item 14(a)(4)...........  Selected Consolidated Financial Data

Item 14(b)..............  Pro Forma Condensed Consolidated Balance Sheet

Item 15(a)..............  Special Factors -- General Background; -- Transactions with
                          Fujitsu -- The IP Sale; -- The Sale of RIL; -- Background of
                          the Asset Purchase Agreement

Item 15(b)..............  **

Item 16.................  The Information Statement; Annex A

---------------

 * The Item is located in the Schedule 13E-3 only.

** The Item is inapplicable or the answer thereto is in the negative.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the subject company is ROSS Technology, Inc., a Delaware corporation, which has its principal executive offices at Two Cielo Center, Third Floor, 1250 Capital of Texas Highway South, Austin, Texas 78746.

     (b) None of the Transactions involve, directly or indirectly, an acquisition of any class of equity securities of the Company. The Company's Common Stock, par value $0.001 per share (the "Common Stock"), is registered under Section 12(g) of the Act. The information set forth in the Information Statement under the caption "Market Price Data" is incorporated herein by reference.

     (c)-(e) The information concerning the principal market in which the Common Stock is traded, certain information regarding the high and low sales prices for the Common Stock in such principal market, dividends and certain offerings set forth in the Information Statement under the caption "Market Price Data" is incorporated herein by reference.

     (f) The information set forth in the Information Statement under the caption "Special Factors -- Transactions with Fujitsu -- Credit Guarantees and the Recapitalization" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is being filed by the Company, Fujitsu, and the Buyer. The name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment or occupation was conducted, of the directors and executive officers (or in the case of Fujitsu, of persons carrying out functions in Fujitsu similar to those of directors or executive officers in a United States corporation) of the Company, Fujitsu and Buyer is set forth, (i) with respect to the Company, in the Information Statement under the caption "Certain Additional Information Concerning the Company" and Schedule I of the Information Statement, (ii) with respect to Fujitsu, in the Information Statement under the caption "Certain Information Concerning Fujitsu" and Schedule II of the Information Statement and, (iii) with respect to the Buyer, in the Information Statement under the caption "Certain Information Concerning the Buyer" and Schedule III of the Information Statement, and such information is incorporated herein by reference.

     (e)-(f) During the last five years, none of the Company, Fujitsu or the Buyer and, to the best knowledge of the Company or Fujitsu or Buyer, no director or executive officer (or in the case of Fujitsu, persons carrying out functions in Fujitsu similar to those of directors or executive officers in a United States corporation) of the Company, Fujitsu or the Buyer, respectively, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The jurisdiction of incorporation of the Company, Fujitsu and the Buyer and the citizenship of the directors and executive officers (or in the case of Fujitsu, of persons carrying out functions in Fujitsu similar to those of directors or executive officers in a United States corporation) of the Company, Fujitsu and Buyer is set forth, (i) with respect to the Company, in the Information Statement under the caption "Certain Additional Information Concerning the Company" and Schedule I of the Information Statement, (ii) with respect to Fujitsu, in the Information Statement under the caption "Certain Information Concerning Fujitsu" and Schedule II of the Information Statement and, (iii) with respect to the Buyer, in the Information Statement under the caption "Certain Information Concerning the Buyer" and Schedule III of the Information Statement, and such information is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)(1) The information set forth in the Information Statement under the captions "Special Factors -- Transactions with Fujitsu -- Supply of Wafer Products"; "Special Factors -- Transactions with Fujitsu -- Purchase of OEM Products", "Special Factors -- Transactions with Fujitsu -- The Colorado-4 Development

Agreement and License", "Special Factors -- Transactions with Fujitsu -- The Viper Development Agreement and License", "Special Factors -- Transactions with Fujitsu -- Termination Agreement", "Special Factors -- Transactions with Fujitsu -- Credit Guarantees and the Recapitalization" and "Special Factors -- Background of the Asset Purchase Agreement -- Agreements between the Buyer and Fujitsu" is incorporated herein by reference.

     (a)(2) The information set forth in the Information Statement under the captions "Special Factors -- Transactions with Fujitsu -- Credit Guarantees and the Recapitalization", "Special Factors -- Transactions with Fujitsu -- The IP Sale", "Special Factors -- Transactions with Fujitsu -- The Sale of RIL", "Special Factors -- Background of the Asset Purchase Agreement" and "Special Factors -- Background of the Asset Purchase Agreement -- Agreements between Buyer and Fujitsu" is incorporated herein by reference.

     (b) The information set forth in the Information Statement under the captions "Special Factors -- Attempted Sale of the Company or its Various Assets Other than to Fujitsu or the Buyer -- Attempted Sale to Sun", "Special
Factors -- Attempted Sale of the Company or its Various Assets Other than to Fujitsu or the Buyer -- Attempted Sale of the Viper Design Team and 64-bit Intellectual Property", "Special Factors -- Attempted Sale of the Company or its Various Assets Other than to Fujitsu or the Buyer -- Attempted Sale of 32-bit Intellectual Property" and "Special Factors -- The RIL Sale" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the Information Statement under the captions "Introduction", "Summary", "Special Factors -- The IP Sale", "Special Factors -- The Sale of RIL" and "The Sale of Assets" is incorporated herein by reference.

     (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The information set forth in the Information Statement under the captions "Special Factors -- General Background", "Special Factors -- Special Matters Relating to the IP Sale and the Sale of RIL -- Plans for the Company After the IP Sale and the Sale of RIL", "The Asset Purchase Agreement -- Plans for the Company After the Sale of Assets", "Special Factors -- Use of Proceeds; Liquidation and Dissolution" and "The Plan of Complete Liquidation and Dissolution" is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Information Statement under the captions "Special Factors -- Transactions with Fujitsu -- The IP Sale", "Special Factors -- Transactions with Fujitsu -- The Sale of RIL" and "Special
Factors -- Background of the Asset Purchase Agreement -- Buyer's Funding of the Sale of Assets" is incorporated herein by reference.

     (b) The information set forth in the Information Statement under the caption "Fees and Expenses" is incorporated herein by reference.

     (c) The information set forth in the Information Statement under the caption "Special Factors -- Background of the Asset Purchase
Agreement -- Buyer's Funding of the Sale of Assets" is incorporated herein by reference.

     (d) Simultaneously with the filing of this Schedule 13E-3, the Buyer is filing a request with the Secretary of the SEC that the name of the bank making a loan to the Buyer in the ordinary course of business not be made available to the public.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(c) The information set forth in the Information Statement under the captions "Introduction", "Summary", "Special Factors -- General Background", "Special Factors -- Attempted Sale of the Company or its Various Assets Other Than to Fujitsu or Buyer", "Special Factors -- Special Matters Relating to the

IP Sale and the Sale of RIL -- Approval of the Board of Directors; Recommendation of the Executive Committee and Ad Hoc Committee; Fairness of the IP Sale and the Sale of RIL", "Special Factors -- Special Matters Relating to the IP Sale and the Sale of RIL -- Purpose of the IP Sale and the Sale of RIL", "The Sale of Assets -- Approval of the Board of Directors and Reasons for the Sale of Assets; Recommendation of the Ad Hoc Committee; Fairness of the Sale of Assets", "The Sale of Assets -- Purpose of the Asset Purchase Agreement and the Sale of Assets; Reasons for the Sale of Assets" and "The Plan of Complete Liquidation and Dissolution" is incorporated herein by reference.

     (d) The information set forth in the Information Statement under the captions "Introduction", "Summary -- The Plan", "Special Factors -- General Background", "Special Factors -- Special Matters Relating to the IP Sale and the Sale of RIL -- Plans for the Company After the IP Sale and the Sale of RIL", "Special Factors -- Background of the Asset Purchase Agreement -- Agreements Between the Buyer and Fujitsu", "The Sale of Assets -- Purpose of the Asset Purchase Agreement and the Sale of Assets; Reasons for the Sale of Assets", "The Sale of Assets -- Plans for the Company After the Sale of Assets", "The Sale of Assets -- Use of Proceeds; Liquidation and Dissolution", "The Plan of Complete Liquidation and Dissolution" and "Certain Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)-(b) The information set forth in the Information Statement under the captions "Special Factors -- General Background", "Special
Factors -- Transactions with Fujitsu -- The IP Sale", "Special Factors -- Transactions with Fujitsu -- The RIL Sale", "Special Factors -- Special Matters Relating to the IP Sale and the Sale of RIL -- Approval of the Board of Directors; Recommendation of the Executive Committee and Ad Hoc Committee; Fairness of the IP Sale and the Sale of RIL", "Special Factors -- Special Matters Relating to the IP Sale and the Sale of RIL -- Position of Fujitsu Regarding the Fairness of the IP Sale and the Sale of RIL", "Special
Factors -- Special Matters Relating to the IP Sale and the Sale of RIL -- The KPMG Japan Valuation Analysis", "Special Factors -- Background of the Asset Purchase Agreement -- The Asset Purchase Agreement", "Special Factors -- Absence of Fairness Opinions", "The Sale of Assets -- Approval of the Board of Directors and Reasons for the Sale of Assets; Recommendation of the Ad Hoc Committee; Fairness of the Sale of Assets", "The Sale of Assets -- Position of the Buyer Regarding the Fairness of the Sale of Assets" and "The Sale of Assets -- Appraisal Report of Houlihan Lokey" is incorporated herein by reference.

     (c)-(d) The information set forth in the Information Statement under the captions "Summary -- The Stockholder Consent to the Sale of Assets and The Plan", "Special Factors -- Special Matters Relating to the IP Sale and the Sale of RIL -- Approval of the Board of Directors; Recommendation of the Executive Committee and Ad Hoc Committee; Fairness of the IP Sale and the Sale of RIL" and "The Sale of Assets -- Approval of the Board of Directors and Reasons for the Sale of Assets; Recommendation of the Ad Hoc Committee; Fairness of the Sale of Assets" is incorporated herein by reference.

     (e) The information set forth in the Information Statement under the captions "Special Factors -- Transactions with Fujitsu -- The IP Sale", "Special Factors -- Transactions with Fujitsu -- The Sale of RIL", "Special
Factors -- Special Matters Relating to the IP Sale and the Sale of RIL", "Special Factors -- Special Matters Relating to the IP Sale and the Sale of
RIL -- Approval of the Board of Directors; Recommendations of the Executive Committee and the Ad Hoc Committee; Fairness of the IP Sale and the Sale of RIL", "Special Factors -- Potential Conflicts of Interest" and "The Sale of Assets -- Approval of the Board of Directors and Reasons for the Sale of Assets; Recommendation of the Ad Hoc Committee; Fairness of the Sale of Assets" is incorporated herein by reference.

     (f) The information set forth in the Information Statement under the captions "Special Factors -- Attempted Sale of the Company or its Various Assets Other Than to Fujitsu or Buyer -- Attempted Sale of RIL" and "Special
Factors -- Transactions with Fujitsu -- The Sale of RIL" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) The information set forth in the Information Statement under the captions "Special Factors -- Special Matters Relating to the IP Sale and the Sale of RIL -- The KPMG Japan Valuation Analysis", "Special Factors -- Absence of Fairness Opinions" and "The Sale of Assets -- Appraisal Report of Houlihan Lokey" is incorporated herein by reference. See also, the Houlihan Lokey report attached hereto as Exhibit (b)(1) and the KPMG Japan valuation analysis attached hereto as Exhibit (b)(2).

     (b)-(c) The information set forth in the Information Statement under the captions "Special Factors -- Special Matters Relating to the IP Sale and the Sale of RIL -- The KPMG Japan Valuation Analysis" and "The Sale of
Assets -- Appraisal Report of Houlihan Lokey" is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the Information Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and in
Schedule II and Schedule III of the Information Statement is incorporated herein by reference.

     (b) The information set forth in the Information Statement under the captions "Certain Additional Information Concerning the Company", "Certain Information Concerning Fujitsu" and "Certain Information Concerning the Buyer" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Not applicable.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth in the Information Statement under the captions "Special Factors -- Transactions with Fujitsu -- The IP Sale", "Special Factors -- Transactions with Fujitsu -- The Sale of RIL", "Special
Factors -- Special Matters Relating to the IP Sale and the Sale of
RIL -- Approval of the Board of Directors; Recommendation of the Executive Committee and Ad Hoc Committee; Fairness of the IP Sale and the Sale of RIL", "Special Factors -- Background of the Asset Purchase Agreement -- The Asset Purchase Agreement" and "The Sale of Assets -- Approval of the Board of Directors and Reasons for the Sale of Assets; Recommendation of the Ad Hoc Committee; Fairness of the Sale of Assets" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Information Statement under the caption "Absence of Appraisal Rights" is incorporated herein by reference.

     (b)-(c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a)(1) The information set forth in the Information Statement under the captions "Audited Financial Statements -- Consolidated Balance Sheets as of March 30, 1998 and March 31, 1997", "Audited Financial
Statements -- Consolidated Statements of Operations for the years ended March 30, 1998, March 31, 1997 and April 1, 1996", "Audited Financial
Statements -- Consolidated Statements of Cash Flows for the years ended March 30, 1998, March 31, 1997 and April 1, 1996" and "Audited Financial
Statements -- Notes to Consolidated Financial Statements" is incorporated herein by reference.

     (a)(2) The information set forth in the Information Statement under the captions "Unaudited Condensed Financial Statements -- Condensed Balance Sheets as of June 29, 1998 and March 30, 1998", "Unaudited Condensed Financial Statements -- Condensed Consolidated Statements of Operations for the three and six months ended September 28, 1998 and September 29, 1997", "Unaudited Condensed Financial Statements -- Condensed Consolidated Statements of Cash Flows for the three and six months ended September 28, 1998 and September 29, 1997", and "Unaudited Condensed Financial Statements -- Notes to Condensed Consolidated Financial Statements" is incorporated herein by reference.

     (a)(3) The information set forth in the Information Statement under the caption "Selected Consolidated Financial Data" is incorporated herein by reference.

     (a)(4) The information set forth in the Information Statement under the caption "Selected Consolidated Financial Data" is incorporated herein by reference.

     (b) The information set forth in the Information Statement under the caption "Pro Forma Condensed Consolidated Balance Sheet" is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Information Statement under the captions "Special Factors -- General Background", " -- Transactions with
Fujitsu -- The IP Sale", " -- Transactions with Fujitsu -- The Sale of RIL", and "-- Background of the Asset Purchase Agreement" is incorporated herein by reference.

     (b) Not applicable.

ITEM 16. ADDITIONAL INFORMATION.

     The information set forth in the Information Statement and in the Asset Purchase Agreement attached as Annex A to the Information Statement is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

        EXHIBIT
          NO.                                      DESCRIPTION
        -------                                    -----------
         (a)(1)*           -- Loan and Security Agreement between the Buyer and [Bank]

         (a)(2)*           -- Senior Subordinated Loan and Security Agreement between the Buyer and [Bank]

         (b)(1)            -- Report of Houlihan Lokey dated June 4, 1998, including
                              supporting materials provided to the Company

         (b)(2)            -- Preliminary Valuation Analysis of KPMG Japan dated
                              January 1998, including supporting materials provided to
                              Fujitsu

         (c)               -- Not applicable.

         (d)               -- [Preliminary] Information Statement dated November   ,
                              1998 (incorporated herein by reference to [Preliminary]
                              Information Statement filed by the Company with the SEC
                              on October 30, 1998)

         (e)               -- Not applicable.

         (f)               -- Not applicable.

---------------

* To be filed by amendment

                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            ROSS TECHNOLOGY, INC.

                                            By:  /s/ JACK W. SIMPSON, SR.

                                              ----------------------------------

                                            Name: Jack W. Simpson, Sr.

                                            ------------------------------------

                                            Title:   President and Chief
                                            Executive Officer

                                            ------------------------------------

                                            FUJITSU LIMITED

                                            By:    /s/ YOSHIRO YOSHIOKA

                                              ----------------------------------

                                            Name: Yoshiro Yoshioka

                                            ------------------------------------

                                            Title:   Senior Vice President and
                                                     Group President, Strategy
                                                     and Planning Group

                                            ------------------------------------

                                            BRIDGEPOINT TECHNICAL
                                            MANUFACTURING CORPORATION

                                            By:      /s/ JOE D. JONES

                                              ----------------------------------

                                            Name: Joe D. Jones

                                            ------------------------------------

                                            Title:   President and Chief
                                            Executive Officer

                                            ------------------------------------

Dated: October 30, 1998

                               INDEX TO EXHIBITS

        EXHIBIT
          NO.                                      DESCRIPTION
        -------                                    -----------
         (a)(1)*           -- Loan and Security Agreement between the Buyer and [Bank]
         (a)(2)*           -- Senior Subordinated Loan and Security Agreement between the Buyer and [Bank]
         (b)(1)            -- Report of Houlihan Lokey dated June 4, 1998, including
                              supporting materials provided to the Company
         (b)(2)            -- Preliminary Valuation Analysis of KPMG Japan dated
                              January  1998, including supporting materials provided
                              to Fujitsu
         (c)               -- Not applicable.
         (d)               -- [Preliminary] Information Statement dated November   ,
                              1998 (incorporated herein by reference to [Preliminary]
                              Information Statement filed by the Company with the SEC
                              on October 30, 1998)
         (e)               -- Not applicable.
         (f)               -- Not applicable.

---------------

* To be filed by amendment